Native American Energy Group, Inc.
108-18 Queens Blvd., Suite 901
Forest Hills, NY 11375

April 27, 2011

Mr. Sirimal R. Mukerjee
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Native American Energy Group, Inc. Amendment No. 5 to Registration Statement on Form 10 Filed April 12, 2011 Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 15, 2011 File No. 0-54088

Dear Mr. Mukerjee:

By letter dated April 22, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Native American Energy Group, Inc. (the “Company,” “our Company,” “we,” “us,” “our” or “NAEG”) with its further comments on the Company’s (i) Amendment No. 5 to the Registration Statement on Form 10 (as amended by Amendments No. 1, 2, 3, 4 or 5, the “Registration Statement”) and (ii) Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K,” and together with the Registration Statement, the “Filings”). We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.
We note your statement at page 40 that your annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  However, it appears that you are not entitled to rely on the safe harbor set forth in those provisions.  For example, please see Exchange Act Section 21E(b)(1)(C).  Please revise your disclosure to remove any implication that you are entitled to rely on such safe harbor.

RESPONSE: We have revised the Form 10-K by removing all references to such provisions implying that we are entitled to rely on such safe harbor.

Controls and Procedures, page 45

2.
We note your disclosure that your chief executive officer and chief financial officer concluded that your controls and procedures were effective as of the end of the period covered by your annual report.  However, we also note that you were late in filing your quarterly report on Form 10-Q for the quarter ended September 30, 2010.  Please tell us how your officers determined that your controls and procedures were effective despite such late filing.

RESPONSE:  We mistakenly concluded that our controls and procedures were effective as of the end of the period covered by our annual report.  We have therefore revised in its entirety “Item 9A. Controls and Procedures” in this annual report on Form 10-K/A.  In addition we have added an appropriate risk factor entitled “We need to establish and maintain required disclosure controls and procedures and internal controls over financial reporting, which will be time consuming for our management” to Item 1A – Risk Factors.

Signatures, page 56

3.
Please revise your filing to provide proper signatures.  In that regard, General Instruction D(2)(a) of Form 10-K requires that the report be signed by at least the majority of the board of directors.  In that regard, we note that only one individual signed the report in his capacity as a director.

RESPONSE:  We inadvertently left out Mr. Raj Nanvann’s title as a director and have revised the signature page accordingly.

Report of Independent Registered Public Accounting Firm, page F-1

4.
We note your auditor, Kalantry LLP (formerly Dwarka Kalantry CPA) has opined on your financial statements as of and for the year ended December 31, 2010.  Rule 8-02 of the Regulation S-X requires you to file audited financial statements for your most recent two fiscal years.  Please amend your Form 10-K to include an audit report that opines on your financial statements as of and for the fiscal year ended December 31, 2009.

RESPONSE:  We have provided an audit report from our auditor that opines on our financial statements as of and for the fiscal year ended December 31, 2009 in additional to the year ended December 31, 2010.

5.
We also note that you present the cumulative financial data covering the period from your inception (January 18, 2005) through December 31, 2010, which are not identified in the audit opinion.  If the financial statements for the cumulative period have not been audited, clearly mark them as unaudited.  Otherwise, please obtain a revised audit report from your auditor that contains clarifying language in the introductory and opinion paragraphs that they have audited the cumulative financial data to correspond with the presentation of your financial statements.

RESPONSE:  As our auditors have only audited our financial statements for the years ended 2007, 2008, 2009 and 2010, we have revised the cumulative data columns as “Unaudited” for the Consolidated Statement of Operations on page F-3 and the Consolidated Statement of Cash Flows on page F-6. In addition, we have revised the Consolidated Statement of Shareholders’ Equity on page F-4 by marking the years 2005 and 2006 as “Unaudited”.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph G. D’Arrigo
Joseph G. D’Arrigo
Chief Executive Officer